Suite 835 – 1100 Melville Street
Vancouver, BC V6E 4A6
Office: (604) 568-2496
Fax: (604) 568-1540
www.argentexmining.com
info@argentexmining.com

Kasia Vein Returns 19.00 Meters of 1.72 g/t Au and 74.2 g/t Ag at Pinguino,
Including 8.00 Meters of 2.81 g/t Au and 129.4 g/t Ag

Vancouver, BC, Canada – August 31, 2011 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCBB: AGXMF) is pleased to release additional drill results from its recently completed 2011 exploration program at the Pinguino project, located in the Santa Cruz province of Argentina. The program consisted of 19,704 meters of drilling in 206 holes. To date, the Company has received sample results from 10,408 meters of drilling from 117 of the 206 holes, with approximately 43 % of holes remaining to be processed in the lab.

Results below are from the most recent 17 holes from the Pinguino property. Ten (10) of these holes are located on the Kasia vein (a map of drill hole collars is available on the Company’s web site at www.argentexmining.com). The additional seven (7) holes are from the Silvia, Sonia-Kasia Link, Monica, Ivonne Este and Tranquilo veins, respectively.

Drill Hole	From (m)	To (m)	Interval (m)*	Gold (g/t)	Silver (g/t)	**Silver Eq (g/t)
KASIA VEIN

PR057-11	73.00	100.00	27.00	0.01	12.6	13.2
including	91.00	100.00	9.00	0.02	18.6	19.6
PR106-11	19.00	23.00	4.00	0.17	19.8	27.0
PR107-11	12.00	35.00	23.00	0.27	26.6	38.1
including	12.00	15.00	3.00	1.88	54.5	135.5
PR108-11	7.00	29.00	22.00	0.49	43.0	64.0
including	12.00	18.00	6.00	1.42	93.1	154.3
PR109-11	25.00	48.00	23.00	0.07	20.8	23.7
including	25.00	32.00	7.00	0.20	38.5	47.0
PR110-11	22.00	41.00	19.00	1.72	74.2	148.2
including	28.00	36.00	8.00	2.81	129.4	250.2
PR111-11	24.00	59.00	35.00	0.28	18.7	30.7
including	27.00	31.00	4.00	0.86	32.0	68.8
PR112-11	32.00	40.00	8.00	0.11	49.8	54.6
PR160-11	22.00	40.00	18.00	0.01	10.9	11.2
PR161-11	21.00	28.00	7.00	0.14	5.7	11.6

SILVIA VEIN
PR159-11	28.00	29.00	1.00	0.02	4.2	5.2

SONIA-KASIA LINK VEIN
PR162-11	45.00	56.00	11.00	0.03	5.9	7.3
MONICA VEIN

P380-11	44.00	50.00	6.00	0.05	11.3	13.5
and	144.40	145.80	1.40	0.06	20.1	23.0

IVONNE ESTE VEIN

PR145-11	79.00	80.00	1.00	0.04	9.6	11.5
PR144-11	34.00	35.00	1.00	0.17	15.2	22.6
P388-11	209.75	211.55	1.80	0.42	11.6	29.9

TRANQUILO VEIN
PR05-11	95.00	103.00	8.00	0.06	42.7	45.2
including	95.00	96.00	1.00	0.18	153.0	161.1

*True widths are estimated to be 85-90% of the stated interval; ** Silver Eq is Silver Equivalent of gold plus silver and based upon a price ratio of 43:1 gold to silver; “P” represents core holes, “PR” represents RC holes

“Previous drill testing at Kasia has intersected primary (unoxidized) mineralization at depths below the 100 meter level from surface in the form of sulphide-rich polymetallic mineralization with generally low precious metal content. New drilling has focused on near surface (oxidized) mineralization above the 100 meter level. Results from this drilling indicate higher grade gold and silver mineralization when compared to the primary mineralization”, commented Ken Hicks, President of Argentex. “This new drilling has also discovered wide intersections of moderate grade gold and silver values over long strike distances. This tendency toward higher silver and gold values in near surface (oxidized) mineralization has been found in other veins at Pinguino such as Marta Centro, Marta Este, Tranquilo, Marta Noroeste and Ivonne veins. We are encouraged by these new results as they continue to support our belief in widespread near surface precious metal mineralization at Pinguino.”

In addition, on August 30 2011, the Company’s President exercised 300,000 stock options pursuant to which he purchased 300,000 common shares of the Company’s common shares at an exercise price of USD$0.37 per share for aggregate proceeds of USD$111,000.

About Pinguino

Argentex's 10,000-hectare Pinguino property is located in Argentina's Patagonia region, within the Deseado Massif of Santa Cruz province. The Deseado Massif is an active region of mining with four precious metal mines currently in production, and includes multiple active advanced and early stage exploration projects.

Pinguino is easily accessible, situated approximately 400 meters above sea level in low-relief topography. An existing system of all-weather roads provides year-round access to the property. Argentex believes that recent high-grade precious metal discoveries within newly tested structures of the district scale vein system at Pinguino show potential for the development of a significant silver-gold resource.

Quality Assurance

Samples selected for analysis are sent to Acme Analytical Laboratories’ sample preparation lab in Mendoza, Argentina. From there, sample pulps are sent to Santiago, Chile for fire assay gold analysis and to Vancouver, Canada for Group 1DX multi-element MS-ICP analysis. Samples with over-limit zinc, lead, silver and/or copper are reanalyzed using an ore-grade high detection limit 7AR analysis, also conducted in Vancouver. Acme Analytical Laboratories is an accredited ISO 9000:2001 full-service commercial laboratory with its head office located in Vancouver. Referee analyses will be carried out by Alex Stewart (assayers) Argentina S.A. in Mendoza, Argentina. Argentex, Acme and Alex Stewart all maintain comprehensive and independent Quality Control/Quality Assurance programs.

Exploration on the Pinguino property is being conducted under the supervision of Mr. Kenneth Hicks, P.Geo. Argentex's President and a "Qualified Person" (QP) as defined by Canada's National Instrument 43-101.

About Argentex:

Argentex Mining Corporation is an exploration company focused on the discovery of silver, gold and polymetallic deposits on its advanced exploration project portfolio in the Patagonia region of southern Argentina. In total, Argentex owns 100% of the mineral rights to more than 35 projects located within approximately 307,981 acres (124,636 hectares) of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCBB.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Ken E. Hicks"
President

For additional information please contact:

Peter A. Ball
Executive Vice President Corporate Development
Phone: 604-568-2496 (ext. 103) or 1-888-227-5285 (ext. 103)
Email:peter@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include statements about the company's belief in widespread near surface precious metal mineralization at Pinguino and that recent high-grade precious metal discoveries within newly tested structures of the district scale vein system at Pinguino show potential for the development of a significant silver-gold resource. Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, competition for qualified personnel and risks that are inherent in Argentex's operations including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration plans. These and other risks are described in the Company's Annual Report on Form 10-K and other public disclosure documents filed on the EDGAR website maintained by the Securities and Exchange Commission and the SEDAR website maintained by the Canadian Securities Administrators.